Exhibit 99.1

JA Solar to Commence Mass Production of 6-Inch Full-Square Monocrystalline Modules

SHANGHAI, China, Nov. 12, 2012 (GLOBE NEWSWIRE) — JA Solar Holdings Co., Ltd. (Nasdaq:JASO), (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that it has launched its new 6-inch full-square monocrystalline module series. The modules have been certified by TUV Rheinland, one of the world’s leading providers of technical services, as having a maximum conversion efficiency of 16.82% and a maximum power output of 275W. JA Solar will commence mass production of the new product offering this month.

With the adoption of JA Solar’s high-efficiency 6-inch full-square monocrystalline solar cells and proprietary module encapsulation technologies, the new 6-inch full-square modules produce a mainstream power output of 270W, making them the most powerful modules using P-type solar cells in a 60-cell format on the market. On average, the modules produce an annual accumulated output 4% higher than comparable models, allowing PV systems to generate superior performance with no additional installation cost or demand on space.

“The 6-inch module series is another significant step in our efforts to produce industry-leading output at competitive cost levels,” said Dr. Peng Fang, CEO of JA Solar. “The new modules’ unparalleled output, outstanding conversion efficiency, and competitive cost make them a clear leader in the 60-cell format and an ideal solution for the burgeoning rooftop market.”

Forward-looking Statements

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar cells. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company also produces solar modules that it distributes under its own brand and produces on behalf of solar manufacturers globally. The Company shipped 1.69GW of solar power products in 2011. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces. For more information, please visit www.jasolar.com.

The JA Solar Holdings Co., Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8631

CONTACT:	In China

Nick Beswick
Brunswick Group
Tel: +86-10-5960-8600
E-mail: jasolar@brunswickgroup.com

In the U.S.

Patricia Graue
Brunswick Group
Tel: +1-415-671-7676
E-mail: jasolar@brunswickgroup.com